

S   16003118

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SEC ANNUAL AUDITED REPORT

Mail Processing Section

FORM X-17A-5
PART III

FEB 25 2016

SEC FILE NUMBER
8-32948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/15____ AND ENDING ____12/31/15____

$\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad$ MM/DD/YY $\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNAL SECURITIES, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

700 THROCKMORTON STREET

(No. and Street)

FORT WORTH	TEXAS	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARLA WRIGHT $\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad\quad$ 817-877-4256 EXT 201

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES OSIEK PATYK & COMPANY, L.L.P.

(Name – *if individual, state last, first, middle name*)

2170 WEST INTERSTATE 20	ARLINGTON	TEXAS	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___JERRY SINGLETON_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SIGNAL SECURITIES, INC._____ , as of _____DECEMBER 31_____ , 20__15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BEVERLY HUTCHISON
Notary Public
STATE OF TEXAS
My Comm. Exp. Sept. 15, 2018

Jerry Singleton
Signature

CHIEF EXECUTIVE OFFICER
Title

Beverly Hutchison
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.
- ☒ (p) Independent Accountant's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- ☒ (q) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) under rule 17a-5(e)4.
- ☒ (r) Independent Accountant's Report on Exemption Report.
- ☒ (s) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signal Securities, Inc.

Financial Statements
As of
December 31, 2015

Together With
Auditor's Report

Rhodes Osiek Patyk & Company, L.L.P • Certified Public Accountants

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Signal Securities, Inc.:

We have audited the accompanying balance sheet of Signal Securities, Inc. as of December 31, 2015, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rhodes Osiek Patyk & Company

February 20, 2016

SIGNAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015 (NOTE 1)

ASSETS

CURRENT ASSETS:

Cash	$ 573,431
Restricted cash	285,325
Clearing deposit and money market	103,154
Receivable from dealers	151,773
Prepaid assets	9,907
Total current assets	1,123,590

PROPERTY AND EQUIPMENT, AT COST, net of depreciation (Note 2)	17,308
Total Assets	$ 1,140,898

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accrued commissions	$ 439,044
Accounts payable and accrued liabilities (Note 3)	335,249
Total current liabilities	774,293

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (Notes 5 and 6)

Common stock, par value $1 per share, 100,000 shares authorized, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	79,226
Retained earnings	262,379
Total stockholders' equity	366,605
Total Liabilities And Stockholders' Equity	$ 1,140,898

The accompanying notes are an integral part
of these financial statements

-2-

SIGNAL SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015 (NOTE 1)

REVENUES:

Commissions income	$	3,253,768
Management fee		2,173,423
Interest income		10,475
Other income		35,055
Total revenue		5,472,721

EXPENSES:

Commissions expense		4,038,758
Regulatory fees		21,891
Operating overhead (Note 3)		1,315,034
Clearing charges		13,985
Total expenses		5,389,668
NET INCOME (LOSS)	$	83,053

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)
BALANCE AT DECEMBER 31, 2014	25,000	$25,000	$79,226	$ 229,326
NET INCOME (LOSS)	-	-	-	83,053
SHAREHOLDER DISTRIBUTIONS	-	-	-	(50,000)
BALANCE AT DECEMBER 31, 2015	25,000	$25,000	$79,226	$ 262,379

The accompanying notes are an integral part
of these financial statements

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

Liabilities subordinated to claims of general creditors as of December 31, 2014	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2015	$ 0

The accompanying notes are an integral part
of these financial statements

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$	83,053
Adjustment to reconcile net income to net cash provided by operating activities		
Depreciation expense		6,216
(Increase) in restricted cash		(25,871)
Decrease in receivable		7,649
Decrease in prepaid assets		11,830
(Decrease) in accrued commission		(13,785)
Increase in accounts payable and accrued liabilities		21,158
NET CASH GENERATED FROM OPERATING ACTIVITIES		90,250
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(1,598)
Increase in investments		(3,235)
NET CASH (UTILIZED) FROM INVESTING ACTIVITIES		(4,833)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends Paid		(50,000)
NET CASH (UTILIZED) FROM FINANCING ACTIVITIES		(50,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		35,417
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		538,014
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	573,431

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). From October 21, 1986, to September 9, 1988, the Company was dormant.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and restricted cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents. Restricted cash represents monies held for the benefit of customers.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	7 years
Furniture and Fixtures	7 years
Data Processing Equipment	5 years
Leasehold improvements	10 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs -

The advertising costs are expenses as incurred. Advertising costs for the year ended December 31, 2015 was $6,409.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2)   PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 21,815
Furniture and Fixtures	27,528
Data Processing Equipment	77,912
Leasehold improvements	3,129
	130,384
Less accumulated depreciation	(113,076)
	$ 17,308

Depreciation expense for the year ended December 31, 2015, was $6,216.

(3)   PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a safe harbor contribution for all eligible participants under the plan. The Board of Directors elected a safe harbor contribution equal to 3% of eligible participant's total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $24,208 for the year ended December 31, 2015. For the year ended December 31, 2015, the Company's discretionary and matching contribution to the trust totaled $49,509. Of this total, $49,509 is payable and is included in the accrued liabilities on the financial statements.

(4)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2015 through February 20, 2016, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(5)   NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group. At December 31, 2015, the Company has net capital of $312,604, which is in excess of its required net capital.

(6)   FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2015, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 961,910	$ 961,910	$ 0
Receivable from dealers and securities	151,773	151,773	0
Other current assets	9,907	0	9,907
Property and equipment, net	17,308	34,534	(17,226)
Accounts payable, accrued liabilities, expenses and other payables	774,293	776,784	2,491
Stockholder's Equity	366,605	371,433	4,828
			$ 0

(7)   COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The existing lease has term of 6 years with a commencement date of January 1, 2011. The lease will expire December 31, 2016. The Company has an option for three additional years.

The following is a schedule of future minimum rental payments required under this lease as of December 31, 2015:

Year Ending December 31	Amount
2016	90,610
	$ 90,610

The rent expense for the year ended December 31, 2015 was $96,893.

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of Signal Securities, Inc. for the year ended December 31, 2015 and have issued our report thereon dated February 20, 2016, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I Computation of Net Capital, Schedule II Computation for Determination of the Reserve Requirement and Schedule III Information Relating to Possession or Control on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

February 20, 2016

Rhodes Osiek Patyk & Company

-10-

2170 West Interstate 20   •   Arlington, Texas 76017   •   817-274-1700   •   FAX 817-261-0119

SIGNAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 366,605
DEDUCTIONS	(53,119)
NET CAPITAL BEFORE HAIRCUTS	313,486
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(882)
NET CAPITAL	$ 312,604

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 774,293
TOTAL AGGREGATE INDEBTEDNESS	$ 774,293

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 51,620
or	
Minimum Dollar Net Capital	100,000
Minimum Net Capital Required	$ 100,000

Ratio:
Aggregate Indebtedness to Net Capital   2.48 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2015)

Net Capital as Reported in Company's Part II Focus Report	$ 310,113
Adjustments	2,491
Net Capital Per Above	$ 312,604

SIGNAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2015

SCHEDULE II

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2015, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

SIGNAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

SCHEDULE III

Signal Securities, Inc. is registered as a broker-dealer under Rule
15c 3-1(a)(1). Signal Securities, Inc. is exempt from SEC Rule
15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year
ending December 31, 2015, relating to the possession or control of
securities for which Rule 15c 3-3 is applicable and due to the absence of
such transactions, Rule 15c 3-3 does not apply. No facts came to our
attention to indicate that the exemption had not been complied with during
the period since the last examination.

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

Signal Securities, Inc.:

We have audited the financial statements of Signal Securities, Inc. for the year ended December 31, 2015, and have issued our report thereon dated February 20, 2016. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-14-

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Signal Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2015, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Orick Patyk & Company

February 20, 2016

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton Independent Accountant's Report on Applying Agreed-Upon

Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of

Signal Securities, Inc.:

In accordance with Rule 17a -5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Signal Securities, Inc., and SIPC solely to assist you and the other specified parties in evaluating Signal Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Signal Securities, Inc.'s management is responsible for the Signal Securities Inc.'s compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7T for the year ended December 31, 2015 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

-16-

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used other than these specified parties.

Rhodes Osiek Patyk & Company

February 20, 2016

SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

GENERAL ASSESSMENT	$	2,583
LESS PAYMENT MADE 7/21/15 WITH SIPC-6		(1,148)
ASSESSMENT BALANCE DUE	$	1,435
ASSESSMENT PAID WITH FORM SIPC-7T	$	1,435

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

12/31/15

TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9	$	5,472,721
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	4,416,815
Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions	13,985
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	4,336
Other revenue not related either directly or indirectly to the securities business	0
Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts	4,190

TOTAL DEDUCTIONS		4,439,326
SIPC NET OPERATING REVENUE	$	1,033,395
GENERAL ASSESSMENT @ .0025	$	2,583

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Registered Public Accounting Firm's Report
on Exemption Report

To the Board of Directors of

Signal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Signal Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which Signal Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(ii) and (k)(2)(i) and 2) Signal Securities, Inc. stated that Signal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Signal Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Signal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 20, 2016

SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2015

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies. In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3(k)(2)(i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2015 without exception.

Signal Securities, Inc.

I, __Carla Wright__ , affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____   Title: Chief Financial Officer
Date: _____